Exhibit 99.1

Unaudited Condensed Combined Financial Statements

Condensed Combined Balance Sheets	F-2

Condensed Combined Statements of Operations	F-3

Condensed Combined Statements of Comprehensive Loss	F-4

Condensed Combined Statements of Equity	F-5

Condensed Combined Statements of Cash Flows	F-6

Notes to Condensed Combined Financial Statements	F-8

MAXEON SOLAR TECHNOLOGIES, LTD.

CONDENSED COMBINED BALANCE SHEETS

(unaudited)

(In thousands)

	As of
	June 28, 2020	December 29, 2019
Assets
Current assets
Cash and cash equivalents	$37,628	$120,956
Restricted short-term marketable securities	6,322	6,187
Accounts receivable, net[1]	86,578	150,365
Inventories	187,042	194,852
Advances to suppliers, current portion	108,464	107,388
Prepaid expenses and other current assets	36,820	38,369

Total current assets	$462,854	$618,117
Property, plant and equipment, net	260,855	281,200
Operating lease right of use assets	17,486	18,759
Other intangible assets, net	1,794	5,092
Advances to suppliers, net of current portion.	889	13,993
Other long-term assets	51,677	53,050

Total assets	$795,555	$990,211

Liabilities and Equity
Current liabilities
Accounts payable[1]	$222,392	$286,464
Accrued liabilities[1]	92,572	92,570
Contract liabilities, current portion[1]	31,219	78,939
Short-term debt	45,571	60,383
Operating lease liabilities, current portion	2,612	2,365

Total current liabilities	$394,366	$520,721
Long-term debt	1,213	1,487
Contract liabilities, net of current portion[1]	32,091	35,616
Operating lease liabilities, net of current portion	17,107	18,338
Other long-term liabilities	42,456	46,526

Total liabilities	$487,233	$622,688

Commitments and contingencies (Note 6)
Equity
Net Parent investment[1]	$307,876	$369,837
Accumulated other comprehensive loss	(5,913)	(7,618)

Equity attributable to the Company	301,963	362,219
Noncontrolling interests	6,359	5,304

Total equity	308,322	367,523

Total liabilities and equity	$795,555	$990,211

1

We have related-party balances for transactions with SunPower Corporation (“Parent”) and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Accounts payable,” “Accrued liabilities,” “Contract assets,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” and “Net Parent investment” financial statement line items in our Condensed Combined Balance Sheets (see Note 2, Note 4, and Note 8).

The accompanying notes are an integral part of these condensed combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Revenue [1]	$165,011	$291,458	$392,652	$520,530
Cost of revenue [1]	173,036	289,496	397,444	554,128

Gross (loss) profit	(8,025)	1,962	(4,792)	(33,598)

Operating expenses
Research and development	7,041	9,841	15,612	17,344
Sales, general and administrative [1]	20,876	24,818	45,118	45,632
Restructuring benefit	—	—	—	(605)

Total operating expenses	27,917	34,659	60,730	62,371

Operating loss	(35,942)	(32,697)	(65,522)	(95,969)
Other expense, net
Interest expense[1]	(6,318)	(6,311)	(12,223)	(12,621)
Other, net	(1,174)	1,098	3,457	794

Other expense, net	(7,492)	(5,213)	(8,766)	(11,827)

Loss before income taxes and equity in earnings of unconsolidated investees	(43,434)	(37,910)	(74,288)	(107,796)
Provision for income taxes	(1,879)	(2,603)	(2,347)	(4,719)
Equity in losses of unconsolidated investees	(889)	(1,963)	(644)	(527)

Net loss	(46,202)	(42,476)	(77,279)	(113,042)
Net gain attributable to noncontrolling interests	(383)	(1,063)	(1,055)	(2,070)

Net loss attributable to the Parent	$(46,585)	$(43,539)	$(78,334)	$(115,112)

1

We have related-party transactions with Parent and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Sales, general and administrative” and “Other expense, net: Interest expense” financial statement line items in our Condensed Combined Statements of Operations (see Note 2 and Note 8).

The accompanying notes are an integral part of these condensed combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Net loss	$(46,202)	$(42,476)	$(77,279)	$(113,042)
Components of other comprehensive income (loss), net of taxes:
Currency translation adjustment.	2,433	1,935	2,458	2,180
Net changes in derivatives (Note 10)	(2,340)	(701)	(939)	(581)
Net (loss) gain on long-term pension liability obligation	—	(7)	186	(11)

Total other comprehensive income	93	1,227	1,705	1,588

Total comprehensive loss	(46,109)	(41,249)	(75,574)	(111,454)
Comprehensive gain attributable to noncontrolling interests	(383)	(1,063)	(1,055)	(2,070)

Comprehensive loss attributable to the Parent	$(46,492)	$(42,312)	$(76,629)	$(113,524)

The accompanying notes are an integral part of these condensed combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.

CONDENSED COMBINED STATEMENTS OF EQUITY

(unaudited)

(In thousands)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 29, 2019	$369,837	$(7,618)	$362,219	$5,304	$367,523
Net loss	(31,749)	—	(31,749)	672	(31,077)
Other comprehensive income	—	1,612	1,612	—	1,612
Net Parent contribution	35,958	—	35,958	—	35,958

Balance at March 29, 2020	$374,046	$(6,006)	$368,040	$5,976	$374,016

Net loss	(46,585)	—	(46,585)	383	(46,202)
Other comprehensive income	—	93	93	—	93
Net Parent contribution	(19,585)	—	(19,585)	—	(19,585)

Balance at June 28, 2020	$307,876	$(5,913)	$301,963	$6,359	$308,322

	Net Parent Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 30, 2018	$438,209	$(4,008)	$434,201	$1,147	$435,348
Net loss	(71,573)	—	(71,573)	1,009	(70,564)
Other comprehensive income	—	361	361	—	361
Net Parent contribution	13,449	—	13,449	—	13,449

Balance at March 31, 2019	$380,085	$(3,647)	$376,438	$2,156	$378,594

Net loss	(43,539)	—	(43,539)	1,063	(42,476)
Other comprehensive income	—	1,227	1,227	—	1,227
Net Parent contribution	(8,629)	—	(8,629)	—	(8,629)

Balance at June 30, 2019	$327,917	$(2,420)	$325,497	$3,219	$328,716

The accompanying notes are an integral part of these condensed combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

(In thousands)

	Six Months Ended
	June 28, 2020	June 30, 2019
Cash flows from operating activities
Net loss	$(77,279)	$(113,042)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	28,374	27,395
Stock-based compensation	3,813	3,229
Non-cash interest expense	10,408	11,582
Equity in losses of unconsolidated investees	644	527
Gain on equity investments	(1,281)	—
Deferred income taxes	848	(1,638)
Other, net	2,222	162
Changes in operating assets and liabilities
Accounts receivable	62,006	(48,835)
Contract assets	(831)	(180)
Inventories	7,872	(14,847)
Prepaid expenses and other assets	699	(1,772)
Operating lease right-of-use assets	1,273	381
Advances to suppliers	12,028	24,817
Accounts payable and other accrued liabilities	(74,777)	88,078
Contract liabilities	(51,245)	(20,096)
Operating lease liabilities	(984)	(346)

Net cash used in operating activities	(76,210)	(44,585)

Cash flows from investing activities
Purchases of property, plant and equipment	(9,499)	(16,464)
Proceeds from sale of assets	—	430
Proceeds from dividends and partial return of capital by an unconsolidated investee	2,462	—

Net cash used in investing activities	(7,037)	(16,034)

Cash flows from financing activities
Proceeds from debt	100,562	131,291
Repayment of debt	(104,185)	(122,972)
Repayment of capital lease obligations & other debt	(356)	(331)
Net Parent contribution	1,617	(6,478)

Net cash (used in) provided by financing activities	(2,362)	1,510

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	2,450	91

Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	(83,159)	(59,018)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	123,803	101,749

Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$40,644	$42,731

Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$4,217	$22,142
Right-of-use assets obtained in exchange for lease obligations[1]	$—	$5,334
Interest expense financed by Parent	$8,500	$8,500
Aged supplier financing balances reclassified from accounts payable to short-term debt	$23,933	$—

The accompanying notes are an integral part of these condensed combined financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Condensed Combined Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Condensed Combined Statements of Cash Flows for the six months ended June 28, 2020 and June 30, 2019:

(In thousands)	June 28, 2020	June 30, 2019
Cash and cash equivalents	$37,628	$41,142
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	3,014	1,569
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	2	20

Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statement of cash flows	$40,644	$42,731

1	Amounts for the six months ended June 30, 2019 include the transition adjustment for the adoption of ASC 842 and new Right-of-Use (“ROU”) asset additions.

The accompanying notes are an integral part of these condensed combined financial statements.

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Background

On November 11, 2019, SunPower Corporation (“SunPower Corporation” or “Parent”) announced its intention to separate into two independent publicly traded companies (the “spin-off”): one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the United States of America and Canada (together the “Domestic Territory”), which will conduct business as Maxeon Solar Technologies, Ltd. (the “Company,” “Maxeon,” “we,” “us,” and “our”), a company incorporated under the laws of Singapore, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in the Domestic Territory, including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower Corporation. Refer to Note 1. Background and Basis of Presentation, of the Notes to the annual combined financial statements presented in Maxeon’s registration statement on Form 20-F (the “Form 20-F”) declared effective by the Securities and Exchange Commission (the “SEC”) for further information regarding the spin-off.

We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” and on July 15, 2020 converted to a public company under the Companies Act, Chapter 50 of Singapore and changed our name to “Maxeon Solar Technologies, Ltd.”

On August 26, 2020 (the “Distribution Date”), SunPower completed the spin-off by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020.

Immediately after the Distribution, Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“ZSID”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 additional Maxeon shares, representing approximately 28.848% of the outstanding Maxeon shares after giving effect to the spin-off and the TZS investment.

As a result of the Distribution, which was effective as of 11:59 p.m., Eastern time, on the Distribution Date, Maxeon is now an independent, publicly traded company and the Maxeon shares are listed on the Nasdaq Global Select Market under the symbol “MAXN.”

Liquidity

The global spread of the coronavirus (“COVID-19”) has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we and Parent have instituted certain measures, including shelter-in-place orders for the majority of our workforce, travel restrictions and temporary idling of our factories in France, Malaysia, Mexico, and the Philippines. All of our factories have resumed production as of May, in compliance with the relevant local restrictions. In addition, we have implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reduction of management salaries, freezing of all hiring and merit increases, reduction in capital expenditures and discretionary spending, and temporarily implementing a four-day work week for a portion of our employees in large part in recognition of reduced demand and workloads due to the pandemic. As we continued to ramp up production in our manufacturing facilities, beginning in June 2020, the majority of our employees resumed a normal five-day work week and returned to full salary during the last week of July 2020.

Despite the challenging and volatile economic conditions, we believe that our total cash and cash equivalents will be sufficient to meet our obligations over the next 12 months from the date of issuance of our financial statements. In addition, we have historically been successful in our ability to work with our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our business, operations and financial results.

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. These interim condensed combined financial statements of the Company have been derived from the condensed consolidated financial statements and accounting records of Parent as if we had operated on our own during the period presented and were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing the financial statements of the Company on a combined basis. Parent’s investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which Parent holds an equity interest. Parent’s investment represents its interest in the recorded net assets of the Company. See Note 8. Transactions with Parent and Net Parent Investment.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted from these unaudited condensed combined financial statements and, therefore, these financial statements should be read in conjunction with the Company’s annual combined financial statements for the year ended December 29, 2019, included in the Form 20-F. The financial information included herein is unaudited, and reflects all adjustments which are, in the opinion of our management, of a normal recurring nature and necessary for a fair statement of the results for the periods presented. The operating results for the six months ended June 28, 2020 are not necessarily indicative of the results that may be expected for fiscal year 2020, or for any other future period.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. Refer to Note 2. Summary of Significant Accounting Policies, of the Notes to the annual combined financial statements presented in the Form 20-F, for the significant estimates and assumptions applied by management in the preparation of the combined financial statements.

We have a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. The current fiscal year, fiscal 2020, is a 53-week fiscal year, while fiscal year 2019 was a 52-week fiscal year. The second quarter of fiscal 2020 ended on June 28, 2020, while the second quarter of fiscal 2019 ended on June 30, 2019.

Principles of Combination

The condensed combined financial statements include the Company’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of the Company have been eliminated.

Intercompany transactions between the Company and Parent are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded to the extent they have historically been forgiven. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows within financing activities and in the Condensed Combined Balance Sheets within Net Parent investment. Intercompany amounts that have historically been presented as an intercompany asset or liability due to or from the Parent primarily related to sales to Parent or asset transfers between Parent and the Company.

Use of Estimates

The preparation of the condensed combined financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. Significant estimates in these condensed combined financial statements include

(i) revenue recognition, specifically, management’s assessment of market-based pricing terms related to sales of solar modules to Parent, the nature and timing of satisfaction of performance obligations, standalone selling price of performance obligations and variable consideration; (ii) allowances for credit losses, including estimating macroeconomic factors affecting the historical recovery rate of receivables; (iii) inventory write-downs; (iv) stock-based compensation; (v) long-lived asset impairment, specifically estimates for valuation assumptions including discount rates and future cash flows, economic useful lives of property, plant and equipment, intangible assets, and investments; (vi) fair value of financial instruments; (vii) valuation of contingencies such as accrued warranty; (viii) the incremental borrowing rate used in discounting of lease liabilities; and (ix) income taxes and tax valuation allowances. Actual results could materially differ from those estimates.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of the financial statements. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Summary of Selected Significant Accounting Policies

Included below, are selected significant accounting policies that were added or modified during the six months ended June 28, 2020 as a result of new transactions entered into or the adoption of new accounting policies. Refer to Note 2. Summary of Significant Accounting Policies, of the Notes to the annual combined financial statements for the fiscal year ended December 29, 2019 presented in the Form 20-F for the full list of our significant accounting policies.

Financial Instruments—Credit Losses

Effective December 30, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03 (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. The amendment applies to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For additional information on the changes resulting from the new standard and the impact to our financial results on adoption, refer to the section Recently Adopted Accounting Pronouncements below.

We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts.

As of June 28, 2020, we reported $86.6 million of accounts receivable, net of allowances of $4.1 million. Based on our aging analysis as of June 28, 2020, 79.5% of our trade accounts receivable was outstanding less than 60 days. Refer to Note 4. Balance Sheet Components for more details regarding changes in allowance for credit losses. We will continue to actively monitor the impact of the COVID-19 pandemic on expected credit losses.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU is intended to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This guidance is effective beginning on March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. We adopted ASU 2020-04 in the second quarter of fiscal 2020 and the adoption did not have a material impact on our condensed combined financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which (1) clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606; (2) adds unit-of-account guidance in Topic 808 to align with the guidance in Topic 606; and (3) requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer. We adopted the ASU during the first quarter of fiscal 2020. The adoption did not have a material impact on our condensed combined financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements) and also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. We adopted the ASU during the first quarter of fiscal 2020. The adoption did not have a material impact on our condensed combined financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), requiring a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. This ASU is effective for us no later than the first quarter of fiscal 2020 with early adoption permitted. We adopted the ASU during the first quarter of fiscal 2020. The adoption did not have a material impact on our condensed combined financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. We adopted the ASU during first quarter of fiscal 2020. The adoption did not have a material impact on our condensed combined financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendment to the initial guidance: ASU 2018-19 (collectively, Topic 326), to replace the prior incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in Topic 326 apply to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. We adopted the ASU during the first quarter of fiscal 2020. The adoption did not have a material impact on our condensed combined financial statements.

Recent Accounting Pronouncements Not Yet Adopted

For the following accounting pronouncements, the Company has assumed public company transition timeline in anticipation of the spin-off.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendment clarifies accounting for equity investments and non-derivative forward contracts or purchased call options under ASC 321. ASU 2020-01 is effective no later than the first quarter of fiscal 2021. Early adoption is permitted, and the ASU should be applied prospectively. While we are still evaluating the impacts of the provisions of ASU 2020-01 on our condensed combined financial statements and disclosures, the impact is not expected to be material.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for us no later than the first quarter of fiscal 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. We are currently evaluating the impacts of the provisions of ASU 2019-12 on our condensed combined financial statements and disclosures.

NOTE 2. TRANSACTIONS WITH TOTAL AND TOTAL S.A.

In June 2011, Total Energies Nouvelles Activités USA (“Total”), a subsidiary of Total S.A. (“Total S.A.”), completed a cash tender offer to acquire 60% of SunPower Corporation’s outstanding shares of common stock. In December 2011, SunPower Corporation entered into a Private Placement Agreement with Total (the “Private Placement Agreement”), under which Total purchased additional shares of SunPower Corporation common stock, thereby increasing Total’s ownership to approximately 66% of SunPower Corporation’s outstanding common stock as of that date. As of June 28, 2020, and December 29, 2019, Total’s ownership of SunPower Corporation’s outstanding common stock was approximately 52% and 47%, respectively. As of June 28, 2020 and December 29, 2019, we were partially owned by Total through its ownership of our Parent. As of the filing date of this Form 6-K, Total’s ownership of outstanding Maxeon shares was approximately 36%.

The following related party balances and amounts are associated with transactions entered into with Total and its affiliates:

	As of
(In thousands)	June 28, 2020	December 29, 2019
Accounts receivable, net	$887	$2,734
Prepaid expenses and other current assets	1,906	—
Accounts payable[1]	13,309	4,921
Contract liabilities, current portion[2]	13,217	18,786
Contract liabilities, net of current portion[2]	31,896	35,427

1

In connection with obtaining solar module supplies related to two solar projects, we incurred charges of approximately $10.2 million for Total’s services in assisting us to secure the module supply agreement, that will be paid directly to Total in the third quarter of fiscal 2020. Of the $10.2 million, $4.9 million was recognized in the fourth quarter of fiscal 2019, $3.4 million in the first quarter of fiscal 2020 and the remaining $1.9 million was recognized in the second quarter of fiscal 2020.

2	Refer to Note 6. Commitments and Contingencies—Advances from Customers.

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Revenue	$15,182	$7,982	$33,295	$14,032
Cost of revenue	10,956	6,134	28,628	10,479
Interest expense incurred on the 4.00% debentures acquired by Total	$1,000	$1,000	$1,998	$2,000

Supply Agreements

In November 2016, Parent and Total entered into a four-year, up to 200 megawatt (“MW”) supply agreement to support the solarization of certain Total facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance Series (“P-Series”) solar panels. In March 2017, we received a prepayment totaling $88.5 million. The prepayment is secured by certain of Parent and Maxeon assets located in the United States and in Mexico, respectively. We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts.

As of June 28, 2020 and December 29, 2019, we had $13.2 million and $18.8 million, respectively, of “Contract liabilities, current portion”, and $31.9 million and $35.4 million, respectively, of “Contract liabilities, net of current portion” on our Condensed Combined Balance Sheets related to the aforementioned supply agreement (see Note 6. Commitments and Contingencies).

In March 2018, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.42 MW of photovoltaic (“PV”) modules to Total for a development project in Chile. This agreement provided for payment from Total in the amount of approximately $1.3 million, 10% of which was paid upon execution of the agreement. Subsequent to the first quarter of fiscal 2018, we have collected all receivables under this agreement.

On January 7, 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.7 MW of PV modules to Total for a ground-mounted PV installation in Dubai. This agreement provided for payment from Total in the amount of approximately $1.4 million, 10% of which was received after execution of the agreement. Subsequent to the first quarter of fiscal 2019, we have collected all receivables under this agreement.

On March 4, 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 10 MW of PV modules to Total for commercial rooftop PV installations in Dubai. This agreement provided for payment from Total in the amount of approximately $3.2 million, 10% of which was received in April 2019. Subsequent to the first quarter of fiscal 2019, we have collected all receivables under this agreement.

In December 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 93 MW of PV modules to Total for commercial PV modules in France. This agreement provided for payment from Total in the amount of approximately $38.4 million, 10% of which was received in December 2019.

4.00% Debentures Due 2023

In December 2015, Parent issued the 4.00% debentures due 2023. An aggregate principal amount of $100.0 million of the 4.00% debentures due 2023 were acquired by Total. See Note 1. Background and Basis for Presentation of the Notes to the annual combined financial statements presented in the Form 20-F, for additional details related to the 4.00% debentures due 2023.

Affiliation Agreement

Parent and Total have entered into an Affiliation Agreement that governs the relationship between Total and Parent (the “Affiliation Agreement”). Until the expiration of a standstill period specified in the Affiliation Agreement (the “Standstill Period”), and subject to certain exceptions, Total, Total S.A., and any of their respective affiliates and certain other related parties (collectively, the “Total Group”) may not effect, seek, or enter into discussions with any third party regarding any transaction that would result in the Total Group beneficially owning Parent’s shares in excess of certain thresholds, or request Parent or its independent directors, officers or employees, to amend or waive any of the standstill restrictions applicable to the Total Group. The Standstill Period ends when Total holds less than 15% ownership of Parent.

The Affiliation Agreement imposes certain limitations on the Total Group’s ability to seek to effect a tender offer or merger to acquire 100% of the outstanding voting power of Parent and imposes certain limitations on the Total Group’s ability to transfer 40% or more of the outstanding shares or voting power of Parent to a single person or group that is not a direct or indirect subsidiary of Total S.A. During the Standstill Period, no member of the Total Group may, among other things, solicit proxies or become a participant in an election contest relating to the election of directors to Parent’s Board of Directors.

The Affiliation Agreement provides Total with the right to maintain its percentage ownership in connection with any new securities issued by Parent, and Total may also purchase shares on the open market or in private transactions with disinterested stockholders, subject in each case to certain restrictions.

The Affiliation Agreement also imposes certain restrictions with respect to the ability of Parent and its board of directors to take certain actions, including specifying certain actions that require approval by the directors other than the directors appointed by Total and other actions that require stockholder approval by Total.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

During the three and six months ended June 28, 2020, we recognized revenue for sales of modules and components from contracts with customers of $165.0 million and $392.7 million, respectively. During the three and six months ended June 30, 2019 we recognized revenue for sales of modules and components from contracts with customers of $291.5 million and $520.5 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.

Contract Assets and Liabilities

Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer. During the three months ended June 28, 2020 and June 30, 2019, the decreases of $0.4 million and $0.6 million in contract assets, respectively, were primarily due to billings of previously unbilled accounts receivable. During the six months ended June 28, 2020 and June 30, 2019, contract assets increased by $0.8 million and $0.2 million, respectively. The increase in contract assets during the six months ended June 28, 2020 was primarily due to projects revenue adjustments and shipments of products in advance of billings. The increase in contract assets during the six months ended June 30, 2019 was primarily due to decrease of billings offset by revenue accruals.

Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. During the three months ended June 28, 2020 and June 30, 2019, decreases in contract liabilities of $14.7 million and $10.2 million, respectively, were primarily due to the additional bookings offset by utilization of customer advances and the completion of performance obligations. During the six months ended June 28, 2020 and June 30, 2019, the decreases in contract liabilities of $51.2 million and $20.1 million, respectively, were primarily due to the completion of performance obligations.

During the three and six months ended June 28, 2020, we recognized revenue of $16.0 million and $22.8 million that was included in contract liabilities as of March 29, 2020 and December 29, 2019, respectively. During the three and six months ended June 30, 2019, we recognized revenue of $11.4 million and $20.1 million, respectively, that was included in contract liabilities as of March 31, 2019 and December 30, 2018, respectively.

As of June 28, 2020, we have entered into contracts with customers for sales of modules and components for an aggregate transaction price of $261.9 million, the substantial majority of which we expect to recognize over the next 12 months.

NOTE 4. BALANCE SHEET COMPONENTS

Accounts receivable, net

	As of
(In thousands)	June 28, 2020	December 29, 2019
Accounts receivable, gross[1]	$90,660	$153,633
Less: allowance for credit losses	(3,417)	(2,767)
Less: allowance for sales returns	(665)	(501)

Accounts receivable, net	$86,578	$150,365

1

In December 2018 and May 2019, Parent entered into factoring arrangements with two separate third party factor agencies related to our accounts receivable from customers in Europe. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Condensed Combined Balance Sheets.

In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $43.1 million and $93.6 million during the three and six months ended June 28, 2020, respectively. During the three and six months ended June 30, 2019, we sold accounts receivable invoices amounting to $23.4 million and $44.3 million, respectively. As of June 28, 2020 and December 29, 2019, total uncollected accounts receivable from end customers under both arrangements were $13.5 million and $11.6 million, respectively.

Allowance for credit losses

	Three Months Ended		Six Months Ended
(in thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Balance at beginning of period	$3,308	$4,043	$2,767	$4,250
Provision for credit losses	706	217	1,473	181
Charge offs, net of recoveries	(597)	(882)	(823)	(1,053)

Balance at end of period	$3,417	$3,378	$3,417	$3,378

Inventories

	As of
(In thousands)	June 28, 2020	December 29, 2019
Raw materials	$30,691	$18,864
Work-in-process	64,064	62,045
Finished goods	92,287	113,943

Inventories	$187,042	$194,852

Prepaid expenses and other current assets

	As of
(In thousands)	June 28, 2020	December 29, 2019
VAT receivables, current portion	$3,218	$4,997
Derivative financial instruments	1,273	1,002
Other receivables	22,840	23,835
Other prepaid expenses and other current assets	9,489	8,535

Prepaid expenses and other current assets	$36,820	$38,369

Other intangible assets, net

(In thousands)	Gross	Accumulated Amortization	Net
As of June 28, 2020:
Patents and purchased technology	$37,415	$(35,621)	$1,794

Other intangible assets, net	$37,415	$(35,621)	$1,794

As of December 29, 2019:
Patents and purchased technology	$36,527	$(31,435)	$5,092

Other intangible assets, net	$36,527	$(31,435)	$5,092

Aggregate amortization expense for intangible assets was $1.8 million for the three months ended June 28, 2020 and June 30, 2019 and $3.7 million for the six months ended June 28, 2020 and June 30, 2019.

As of June 28, 2020, the estimated future amortization expense related to intangible assets with finite useful lives is as follows:

(In thousands)	Amount
Fiscal year ended 2020
(remaining six months)	$1,485
Thereafter	309

Total future amortization expense	$1,794

Property, plant and equipment, net

	As of
(In thousands)	June 28, 2020	December 29, 2019
Manufacturing equipment	$131,081	$131,332
Land and buildings	137,869	137,723
Leasehold improvements	98,976	99,165
Solar power systems	1,328	1,326
Computer equipment	30,591	30,039
Furniture and fixtures	2,559	2,662
Construction-in-process	14,234	12,500

Property, plant, and equipment, gross	416,638	414,747
Less: accumulated depreciation	(155,783)	(133,547)

Property, plant, and equipment, net	$260,855	$281,200

Other long-term assets

	As of
(In thousands)	June 28, 2020	December 29, 2019
Equity investments without readily determinable fair value	$6,680	$7,860
Equity method investments	25,826	26,533
Deferred tax assets	8,778	8,927
Other	10,393	9,730

Other long-term assets	$51,677	$53,050

Accrued liabilities

	As of
(In thousands)	June 28, 2020	December 29, 2019
Employee compensation and employee benefits	$11,077	$19,547
Short-term warranty reserves	9,482	10,111
Restructuring reserve	315	515
VAT payables	11,087	6,390
Derivative financial instruments	2,107	1,962
Legal expenses	4,115	5,265
Taxes payable	14,573	13,826
Liability due to supply agreement	31,902	28,031
Other	7,914	6,923

Accrued liabilities	$92,572	$92,570

Other long-term liabilities

	As of
(In thousands)	June 28, 2020	December 29, 2019
Long-term warranty reserves	$24,555	$26,954
Unrecognized tax benefits	12,276	12,849
Long-term security deposit payable	1,990	2,728
Deferred tax liability	117	337
Long-term pension liability	3,012	3,003
Other	506	655

Other long-term liabilities	$42,456	$46,526

Accumulated other comprehensive loss

	As of
(In thousands)	June 28, 2020	December 29, 2019
Cumulative translation adjustment	$(7,004)	$(9,462)
Unrecognized gain on long-term pension liability adjustment	3,288	3,102

Derivatives	(2,197)	(1,258)

Accumulated other comprehensive loss	$(5,913)	$(7,618)

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement (observable inputs are the preferred basis of valuation):

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.

•	Level 3—Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no transfers between fair value measurement levels during the presented period. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of June 28, 2020 or December 29, 2019.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of June 28, 2020 and December 29, 2019:

	June 28, 2020		December 29, 2019
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 10)	$1,273	$1,273	$1,002	$1,002

Total assets	$1,273	$1,273	$1,002	$1,002

Liabilities
Accrued liabilities
Derivative financial instruments (Note 10)	$2,107	$2,107	$1,962	$1,962

Total liabilities	$2,107	$2,107	$1,962	$1,962

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of June 28, 2020 and December 29, 2019, there were no such items recorded at fair value, with the exception of certain non-marketable equity investments.

Held-to-Maturity Debt Securities

Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” on our Condensed Combined Balance Sheets. As of June 28, 2020 and December 29, 2019, these bonds had a carrying value of $6.3 million and $6.2 million, respectively. We record such held-to-maturity investments at amortized cost, based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented. The held-to-maturity debt securities were categorized in Level 2 of the fair value hierarchy.

Non-Marketable Equity Investments

Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. Non-marketable equity securities are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods using a combination of observable and unobservable inputs including valuation ascribed to the issuing company in subsequent financing rounds, volatility in the results of operations of the issuers and rights and obligations of the securities we hold. As of June 28, 2020 and December 29, 2019, we had $6.7 million and $7.9 million in investments accounted for under the measurement alternative method, respectively.

Equity Method Investments

Our investments accounted for under the equity method are described in Note 7. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Condensed Combined Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Facility and Equipment Lease Commitments

We lease certain facilities under non-cancellable operating leases from third parties. We also lease certain buildings, machinery and equipment under non-cancellable finance leases.

We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.

The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Operating leases:
Operating lease expense	$1,130	$1,084	$2,412	$2,164

Rent expense	$1,130	$1,084	$2,412	$2,164

Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	$910	$981	$2,123	$2,129
Right-of-use assets obtained in exchange for lease obligations	$—	$7,805	$—	$5,334
Weighted-average remaining lease term (in years) – operating leases	6.2	4.5	6.2	4.5
Weighted-average discount rate – operating leases	9%	9%	9%	9%

The following table presents our minimum future rental payments on operating leases placed in service as of June 28, 2020.

		Payments Due by Fiscal Period
(In thousands)	Total	2020 (Remaining Six Months)	2021	2022	2023	2024	Thereafter
Minimum future rental payments	$26,245	$2,119	$4,193	$3,826	$3,935	$3,923	$8,249

Purchase Commitments

We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments.

We also have agreements with several suppliers, including some of our non-consolidated investees, for the procurement of polysilicon, ingots, and wafers, as well as certain module-level power electronics and related equipment, which specify future quantities and pricing of products to be supplied by one vendor for a period of 1.5 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.

Future purchase obligations under non-cancellable purchase orders and long-term supply agreements as of June 28, 2020 are as follows:

(In thousands)	Total[1]	Fiscal 2020 (Remaining Six Months)	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter
Future purchase obligations	$403,579	$365,525	$38,054	$—	$—	$—

1

Total future purchase obligations comprised of $104.4 million related to non-cancellable purchase orders and $299.2 million related to long-term supply agreements. In July 2020, our future purchase obligations related to our long-term supply agreement was amended to extend our obligation through to Fiscal 2022. Refer to Note 14. Subsequent Events for further information.

We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories, some of which (in the case of polysilicon) are at purchase prices significantly above current market prices for similar materials available in the market, will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. Additionally, in order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory in the marketplace at prices below our purchase price, thereby incurring a loss. The terms of the long-term supply agreements are reviewed annually by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.

Advances to Suppliers

As noted above, we have entered into agreements with various vendors, and such agreements with two of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of June 28, 2020 and December 29, 2019, advances to suppliers totaled $109.4 million and $121.4 million, respectively, of which $108.5 million and $107.4 million are classified as “Advances to suppliers, current portion” in our Condensed Combined Balance Sheets. One supplier accounted for 100.0% of total advances to suppliers as of June 28, 2020 and December 29, 2019.

Advances from Customers

The estimated utilization of advances from customers included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Condensed Combined Balance Sheet as of June 28, 2020 is as follows:

(In thousands)	Fiscal 2020 (Remaining Six Months)	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter	Total
Estimated utilization of advances from customers	$14,088	$26,315	$22,086	$—	$—	$62,489

We have entered into other agreements with customers who have made advance payments for solar power products and systems. These advances will be applied as shipments of product occur. In relation to the agreement entered into with Total (see Note 2. Transactions with Total and Total S.A.) in March 2017, we received a prepayment totaling $88.5 million. As of June 28, 2020 and December 29, 2019, the advance payment from Total was $45.1 million and $53.0 million, respectively, of which $13.2 million and $17.6 million were classified as short-term in our Condensed Combined Balance Sheets, based on projected shipment dates.

Product Warranties

The following table summarizes accrued warranty activity for the three and six months ended June 28, 2020 and June 30, 2019:

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Balance at the beginning of the period	$33,666	$52,187	$37,065	$50,754

Accruals for warranties issued during the period	980	1,950	2,160	7,083

Settlements and adjustments during the period	(609)	(3,238)	(5,188)	(6,938)

Balance at the end of the period	$34,037	$50,899	$34,037	$50,899

Liabilities Associated with Uncertain Tax Positions

Total liabilities associated with uncertain tax positions were $12.3 million and $12.8 million as of June 28, 2020 and December 29, 2019, respectively. These amounts are included within “Other long-term liabilities” in our Condensed Combined Balance Sheets as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.

Defined Benefit Pension Plans

As of June 28, 2020 and December 29, 2019, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Condensed Combined Balance Sheets was $3.0 million. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. Total other comprehensive gain related to our benefit plans was $0.2 million as of June 28, 2020 and total other comprehensive loss related to our benefit plans was $1.8 million as of December 29, 2019. Refer to Note 8. Commitments and Contingencies, of the Notes to the annual combined financial statements presented in the Form 20-F for further information regarding defined benefit pension plans.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of the Company or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Historically, payments made related to these indemnifications have been immaterial.

Similarly, the Company enters into contractual arrangements under which Parent or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims is directly attributable to the Company’s historical operations, the Company has recognized a liability in the amount of $0.0 million and $2.7 million as of June 28, 2020 and December 29, 2019, respectively, consistent with the Company’s recognition and measurement principles and assumptions. The Company has also separately recognized a receivable for the indemnity provided by Total of $0.9 million and $1.1 million as of June 28, 2020 and December 29, 2019, respectively. This receivable is recognized utilizing the same recognition and measurement principles and assumptions that were used to measure the liability. The liability and receivable balances are recorded in “Other long-term liabilities” and “Other long-term assets”, respectively, in the Condensed Combined Balance Sheets.

Legal Matters

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement we entered into with Parent in connection with the spin-off, Parent has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from Parent are reflected on our historical Condensed Combined Balance Sheets as of June 28, 2020 and December 29, 2019.

NOTE 7. EQUITY INVESTMENTS

Our equity investments consist of equity method investments and equity investments without readily determinable fair value.

Our share of losses from equity investments accounted for under the equity method is reflected as “Equity in losses of unconsolidated investees” in our Condensed Combined Statements of Operations. The carrying value of our equity investments, classified as “Other long-term assets” on our Condensed Combined Balance Sheets as of June 28, 2020 and December 29, 2019, are as follows:

	As of
(In thousands)	June 28, 2020	December 29, 2019
Equity method investments	$25,826	$26,533
Equity investments without readily determinable fair value [1]	6,680	7,860

Total equity investments	$32,506	$34,393

1

Includes a change in value of our investment for Deca Technologies attributable to partial return of capital and revaluation of our remaining shareholding in accordance with ASC 321 Investments – Equity Securities. During the six months ended June 28, 2020, we received a cash dividend of $2.5 million representing a return of capital. In addition, during the six months ended June 28, 2020, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with a third-party investor. This gain is presented within “Other, net” on our Condensed Combined Statements of Operations.

Related-party transactions with equity method investees are as follows:

	As of
(In thousands)	June 28, 2020	December 29, 2019
Accounts payable	$42,749	$62,811
Accrued liabilities	4,154	3,679

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Payments made to investees for products/services	$58,352	$75,497	$132,633	$99,018

NOTE 8. TRANSACTIONS WITH PARENT AND NET PARENT INVESTMENT

Sales to Parent

During the three and six months ended June 28, 2020, we had sales of $29.8 million and $98.8 million, respectively, and during the three and six months ended June 30, 2019, we had sales of $80.4 million and $140.6 million, respectively, to Parent representing the sale of solar modules to Parent based on transfer prices determined based on management’s assessment of market-based pricing terms. Sales to Parent were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies in the Notes to the annual combined financial statements presented in the Form 20-F. As of June 28, 2020 and June 30, 2019, accounts receivable due from Parent related to these sales amounted to $20.4 million and $34.0 million, respectively.

Allocation of Corporate Expenses

The Condensed Combined Statements of Operations and Condensed Combined Statements of Comprehensive Loss include an allocation of general corporate expenses from Parent for certain management and support functions. For further information regarding allocation of corporate expenses, refer to Note 2. Summary of Significant Accounting Policies in the Notes to the annual combined financial statement presented in the Form 20-F. These allocations amounted to $3.3 million and $5.7 million for the three months ended June 28, 2020 and June 30, 2019, respectively; and $7.7 million and $11.6 million for the six months ended June 28, 2020 and June 30, 2019, respectively, and are reflected in sales, general, and administration expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented. Allocated costs may differ from actual costs which would have been incurred if we had operated independently during the periods presented.

Our financial statements do not purport to reflect what results of operations, financial position, equity, or cash flows would have been if we had operated as a stand-alone company during the periods presented. In December 2015, Parent issued 4.00% debentures due 2023, the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, $4.25 million of interest expense associated with the 4.00% debentures due 2023 is reflected in the Condensed Combined Statements of Operations and Comprehensive Loss for each of the three months periods ended June 28, 2020 and June 30, 2019 and $8.5 million of interest expense for each of the six months periods ended June 28, 2020 and June 30, 2019.

Net Parent Investment

Net Parent investment on the Condensed Combined Balance Sheets and Condensed Combined Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings. Refer to Note 10. Transactions With Parent And Net Parent Investment, of the Notes to the annual combined financial statements presented in the Form 20-F for further information regarding Net Parent investments. All significant transactions between the Company and Parent have been included in the accompanying condensed combined financial statements. Transactions with Parent are reflected in the accompanying Condensed Combined Statements of Equity as “Net Parent contribution”.

Net Parent Contributions

The components of Net Parent contribution in the Condensed Combined Statements of Equity for the three and six months ended June 28, 2020 and June 30, 2019 were as follows:

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
General financing activities	$(29,026)	$(20,564)	$(3,634)	$(18,499)
Corporate allocations	3,267	5,725	7,694	11,590
Interest expense financed and paid by Parent	4,250	4,250	8,500	8,500
Stock-based compensation expense	1,924	1,960	3,813	3,229

Total Net Parent contributions per Condensed Combined Statements of Equity	$(19,585)	$(8,629)	$16,373	$4,820

A reconciliation of Net Parent contributions in the Condensed Combined Statements of Equity to the corresponding amount presented on the Condensed Combined Statements of Cash Flows for the periods presented was as follows:

	Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019
Total Net Parent contribution per Condensed Combined Statements of Equity	$16,373	$4,820
Interest expense financed and paid by Parent	(8,500)	(8,500)
Stock-based compensation expense	(3,813)	(3,229)
Other	(2,443)	431

Total Net Parent contribution per Condensed Combined Statements of Cash Flows	$1,617	$(6,478)

NOTE 9. DEBT AND CREDIT SOURCES

In 2019, Parent entered into a Master Buyer Agreement, which entitles us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitles us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 180 days. As of June 28, 2020 and December 29, 2019, the face value of this outstanding debt was $10.9 million and $22.0 million recorded in “Short-term debt” on the Condensed Combined Balance Sheets. This agreement was terminated in August 2020.

In February 2016, Parent entered into a Revolving Credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As of June 28, 2020 and December 29, 2019, the face value of this outstanding debt was $34.0 million and $37.7 million, respectively, recorded in “Short-term debt” on the Condensed Combined Balance Sheets, the total amount of which will mature in fiscal 2020. During the three and six months ended June 28, 2020, the Company recorded interest expense of $0.3 million and $0.6 million, respectively, and during the three and six months ended June 30, 2019, the Company recorded interest expense of $0.5 million and $0.9 million, respectively, related to this debt which is reported as interest expense on the Condensed Combined Statements of Operations.

In June 2012, Parent entered into an Onshore Foreign Currency Loan agreement through Bank of China (Malaysia) Berhad, which provides for the issuance, upon our request, of letters of credit to support our obligations. The agreement entitles us to combined financing of $10.0 million at an interest rate of 1.0% per annum over Cost of Funds Rate for a minimum financing tenor of 7 days and maximum financing tenor of 90 days. This facility was terminated in December 2019.

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present information about our hedge instruments measured at fair value on a recurring basis as of June 28, 2020 and December 29, 2019 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	June 28, 2020	December 29, 2019
Assets:
Derivatives designated as hedging instruments:
Foreign currency option contracts	Prepaid expenses and other current assets	$299	$514
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	974	488

		$1,273	$1,002

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency option contracts	Accrued liabilities	$1,929	$922
Foreign currency forward exchange contracts	Accrued liabilities	—	461

		$1,929	$1,383

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	178	579

		$178	$579

	June 28, 2020
			Gross Amounts Not Offset in the Condensed Combined Balance Sheets, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,273	$1,273	$1,273
Derivative liabilities	$2,107	$2,107	$2,107

	December 29, 2019
			Gross Amounts Not Offset in the Condensed Combined Balance Sheets, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,002	$1,002	$1,002
Derivative liabilities	$1,962	$1,962	$1,962

Foreign Currency Exchange Risk

Non-Designated Derivatives Hedging Transaction Exposure

Derivatives not designated as hedging instruments consist of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported condensed combined financial position, results of operations and cash flows. As of June 28, 2020, to hedge balance sheet exposure, we held forward contracts with an aggregate notional value of $78.6 million. These foreign currency forward contracts have maturity of six months or less. As of December 29, 2019, to hedge balance sheet exposure, we held forward contracts with aggregate notional value of $17.5 million. These contracts matured in January 2020.

Credit Risk

Our option and forward contracts do not contain any credit-risk-related contingent features. We are exposed to credit losses in the event of nonperformance by the counterparties to these option and forward contracts. We enter into derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. In addition, we continuously evaluate the credit standing of our counterparties.

NOTE 11. INCOME TAXES

In the three months ended June 28, 2020, our income tax provision of $1.9 million on a loss before income taxes and equity in losses of unconsolidated investees of $43.4 million was primarily due to projected tax expense in foreign jurisdictions that are profitable. Our income tax provision of $2.6 million in the three months ended June 30, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $37.9 million was primarily due to tax expense in foreign jurisdictions that were profitable.

In the six months ended June 28, 2020, our income tax provision of $2.3 million on a loss before income taxes and equity in losses of unconsolidated investees of $74.3 million was primarily due to projected tax expense in foreign jurisdictions that are profitable, offset by tax benefit related to release of tax reserves in foreign jurisdictions due to lapse of statutes of limitation. Our income tax provision of $4.7 million in the six months ended June 30, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $107.8 million was primarily due to tax expense in foreign jurisdictions that were profitable.

In the three and six months ended June 28, 2020, in accordance with FASB guidance for interim reporting of income tax, we have computed our provision for income taxes based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate significantly in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results.

Total liabilities associated with uncertain tax positions were $12.3 million and $12.8 million as of June 28, 2020 and December 29, 2019, respectively. The decrease of $0.5 million was primarily related to the release of tax reserves in various foreign jurisdictions due to lapse of statute of limitations.

NOTE 12. STOCK-BASED COMPENSATION

The following table summarizes the stock-based compensation expense by line item in the Condensed Combined Statements of Operations:

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Cost of revenue	$633	$568	$1,099	$568
Research and development	397	552	854	836
Sales, general and administrative	894	840	1,860	1,825

Total stock-based compensation expense	$1,924	$1,960	$3,813	$3,229

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Restricted stock units	$1,738	$2,144	$3,861	$3,889
Change in stock-based compensation capitalized in inventory	186	(184)	(48)	(660)

Total stock-based compensation expense	$1,924	$1,960	$3,813	$3,229

NOTE 13. SEGMENT AND GEOGRAPHICAL INFORMATION

We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a combined basis. We operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. The following table summarizes the allocation of net revenues based on geography:

	Three Months Ended		Six Months Ended
(In thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
United States[1]	$30,824	$81,891	$101,291	$146,333
France	22,830	46,311	50,265	85,875
Japan	15,716	14,587	49,834	29,110
China	3,457	2,262	3,995	28,809
Rest of world	92,184	146,407	187,267	230,403

Total revenues	$165,011	$291,458	$392,652	$520,530

1

During the three and six months ended June 28, 2020, we had sales of $29.8 million and $98.8 million, respectively, and during the three and six months ended June 30, 2019, we had sales of $80.4 million and $140.6 million, respectively, to Parent representing the sale of solar modules to SunPower based on transfer prices determined based on management’s assessment of market-based pricing terms.

Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.

NOTE 14. SUBSEQUENT EVENTS

Bank Facilities

On July 14, 2020, the Company and certain of its subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):

•	a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of the Company;

•	a $50.0 million working capital facility available to the Company (the “Singapore Working Capital Facility”); and

•	a $20.0 million term loan facility available to the Company (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).

Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”). The Singapore Working Capital Facility is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date.

Convertible Notes Issuance

On July 17, 2020, the Company issued $200.0 million aggregate principal amount of its 6.50% green convertible senior notes due 2025 (the “Notes”) pursuant to an indenture (the “Indenture”), dated July 17, 2020 between the Company and Deutsche Bank Trust Company Americas, as trustee.

The Notes are senior, unsecured obligations of the Company and will accrue regular interest at a rate of 6.50% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Additional interest may accrue on the Notes in certain circumstances. The Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted, and are subject to the terms and conditions set forth in the Indenture.

The Notes are not initially convertible. After giving effect to the spin-off and following satisfaction of certain conditions relating to the physical delivery forward transaction described below, noteholders will have the right to convert their Notes into ordinary shares in certain circumstances and during specified periods. The initial conversion price will represent a premium of approximately 15.00% over the average of the volume-weighted average price per ordinary share over the period (the “Note Valuation Period”) of 15 consecutive trading days beginning on, and including, the later of (i) the fifth trading day after the date on which ordinary shares were distributed to SunPower’s common stockholders in the spin-off and (ii) the date on which the underwriting agreement contemplated by the physical delivery forward transaction has been executed and delivered by the Company and the underwriters party thereto. However, the initial conversion price will not be less than approximately $4.60 per ordinary share. The Company will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of the Company, at our election.

Physical Delivery Forward

On July 17, 2020 and in connection with the issuance of the Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to the Company or a third-party trustee designated by the Company for no consideration at or around the maturity of the Notes subject to the conditions set forth in the agreements governing the physical delivery forward transaction. The physical delivery forward transaction will become effective on the first day of the Note Valuation Period.

The number of ordinary shares underlying the physical delivery forward transaction is approximately $60 million worth of ordinary shares to be issued and sold by the Company to one or more of the initial purchasers of the Notes or their affiliates (the “Underwriters”), to be sold during the Note Valuation Period in a registered offering, off of the Company’s registration statement on Form F-3 filed with the SEC on September 2, 2020, at prevailing market prices at the time of sale or at negotiated prices. The Underwriters will receive all of the proceeds from the sale of such ordinary shares. The Company will not receive any proceeds from the sale of such ordinary shares.

Prepaid Forward Transaction

On July 17, 2020 and in connection with the issuance of the Notes, the Company entered into a privately negotiated forward-starting forward share purchase transaction with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which the Company will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.

The prepaid forward transaction will become effective on the first day of the Note Valuation Period. The number of ordinary shares of the Company to be repurchased under the Prepaid Forward Transaction will be determined based on the arithmetic average of the volume-weighted average prices per ordinary share of the Company over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in the Company’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the physical delivery forward transaction (as described above)), and the Company will prepay the forward purchase price in cash using a portion of the net proceeds from the sale of the Notes. Under the terms of the prepaid forward transaction, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of the Company underlying the transaction to the Company, or pay cash to the extent the Company fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.

Spin Off and TZS Investment

On August 26, 2020 (the “Distribution Date”), SunPower completed the previously announced spin-off of the Company. The spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020.

Immediately after the Distribution, the Company and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“ZSID”) and an affiliate of TZS, purchased from the Company, for $298.0 million, 8,915,692 additional ordinary shares (the “TZS Investment”), representing approximately 28.848% of the outstanding ordinary shares after giving effect to the spin-off and the TZS Investment.

As a result of the Distribution, which was effective as of 11:59 p.m., Eastern time on the Distribution Date, the Company is now an independent, publicly traded company and the Company’s ordinary shares are listed on the Nasdaq Global Select Market under the symbol “MAXN.”

Extension of Polysilicon Purchase Commitment

On July 20, 2020, we negotiated an extension of our long-term fixed supply agreements with our polysilicon supplier. As a result, our contractual purchase commitments with the extension were revised to $305.1 million to be paid through December 2022. The balance between the revised purchase commitment and the $109.4 million prepaid balance as of June 28, 2020 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.